February 21, 2020

Via EDGAR

Ms. Karina Dorin, Staff Attorney

Mr. Kevin Dougherty, Staff Attorney

Division of Corporation Finance Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Mesa Air Group, Inc. Form 10-K for the Fiscal Year Ended September 30, 2019 Filed December 17, 2019 File No. 1-38626

Ladies and Gentlemen:

This letter is being filed in response to the Staff’s comment on the Form 10-K referenced above. The Staff’s comment was set forth in a comment letter dated February 6, 2020, addressed to Mr. Michael J. Lotz, President and Chief Financial Officer of Mesa Air Group, Inc. (the “Company”). The Company’s response to the Staff’s comment is set forth below.

Staff Comment:

Form 10-K for the Fiscal Year Ended September 30, 2019

Exhibits

1.

We note you entered into a Term Loan Agreement (“TLA”) on January 28, 2019 but do not appear to have filed such agreement. We further note that the Form 8-K filed on January 31, 2019 in connection with such agreement discloses that the descriptions of the TLA in that 8-K are not complete and qualified in their entirety by reference to the full text of the agreement that will be filed as an exhibit to the Form 10-Q for the quarter ended December 31, 2018. The TLA does not appear filed in that 10-Q or any subsequent periodic report. Please file such agreement. Refer to Item 601(b)(10)(iii) of Regulation S-K. In addition, in the future please ensure that all material agreements that are executed or become effective are filed as exhibits to the Form 10-Q or Form 10-K for the corresponding period. Refer to Instruction 3 to Item 601(b)(10).

Company Response:

The Company acknowledges the Staff’s comment and notes that following the Company’s filing of the Form 8-K on January 31, 2019 (the “January 2019 Form 8-K”), in which the Company disclosed that it would file the TLA as an exhibit to the Company’s next Form 10-Q, the Company reexamined both the

410 North 44th Street • Suite 700 • Phoenix, Arizona 85008-7608

Karina Dorin, Staff Attorney

Kevin Dougherty, Staff Attorney

Division of Corporation Finance Office of Energy & Transportation

U.S. Securities and Exchange Commission

February 21, 2020

materiality and the nature of the TLA relative to its business. As a result of that reexamination and for the reasons described below, the Company determined that the purchase and financing of spare aircraft engines are part and parcel of the Company’s day-to-day operations and are made in the ordinary course of its business. Accordingly, the Company concluded that it was not required to file the TLA under the requirements of Item 601(b) of Regulation S-K. In addition, the Company does not believe that the TLA is material to investors.

Analysis:

As described in the January 2019 Form 8-K, the Company entered into the TLA to finance the purchase of six aircraft engines and to refinance at a lower interest rate a previously existing spare engine credit facility entered into in December 2016.

Item 601(b)(10)(i)(A) of Regulation S-K provides, in pertinent part, that a registrant must file “[e]very contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report.” [Emphasis added.]

Item 601(b)(10)(ii) further provides that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance: (a) any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties, (b) any contract upon which the registrant’s business is substantially dependent, (c) contracts for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of the fixed assets of the registrant on a consolidated basis, or (d) any material lease under which a part of the property described in the registration statement or report is held by the registrant.” The Company respectfully advises the Staff that the purchase and financing of spare aircraft engines does not fall within any of the four aforementioned categories.

The Company’s business consists of flying regional aircraft pursuant to Capacity Purchase Agreements (“CPAs”) with United Airlines and American Airlines. At December 31, 2019, the Company operated a fleet of 145 aircraft under its CPAs. In connection with its flight operations, the Company maintains an inventory of spare engines to provide for continued operations during engine maintenance events, which may take up to two months to complete. Accordingly, the Company routinely acquires spare aircraft engines and, where necessary, finances the purchase of those engines. During the fiscal years ended September 30, 2019, 2018 and 2017, the Company purchased seven, eight and 15 spare aircraft engines, respectively. The Company expects the practice of routinely purchasing and financing spare aircraft engines to remain part of the ordinary course of its business.

In addition to the Company’s reexamination of ordinary course contracts described above, the Company does not believe that the TLA is material to investors. As of September 30, 2019, the Company had approximately $1,171,700,000 of long-term debt and capital and operating lease obligations

410 North 44th Street • Suite 700 • Phoenix, Arizona 85008-7608

Karina Dorin, Staff Attorney

Kevin Dougherty, Staff Attorney

Division of Corporation Finance Office of Energy & Transportation

U.S. Securities and Exchange Commission

February 21, 2020

outstanding. Of that sum, approximately $111.1 million (or approximately 9.4% of its total long-term debt) was attributable to notes payable related to spare engines and engine kits. In light of the proportion of the spare engine and engine kit related debt relative to the Company’s overall long-term debt, the Company does not believe that the TLA is material to the Company’s business.

If you have any further questions or comments, please contact our Executive Vice President and General Counsel, Brian S. Gillman, at 602.685.4051.

Very truly yours,

MESA AIR GROUP, INC.

/s/ Brian S. Gillman

Brian S. Gillman

Executive VP, General Counsel & Secretary

410 North 44th Street • Suite 700 • Phoenix, Arizona 85008-7608